UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                         Computer Learning Centers, Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)



                                    205199102
                                    ---------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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                                                    Page 2 of 8 pages



CUSIP NO.    205199102             13G




1.    Name of Reporting Person            General Atlantic Corporation
      S.S. or I.R.S. Identifica-
      tion No. of Above Person


2.    Check the Appropriate Box                                          (a) [ ]
      if a Member of a Group                                             (b) [X]


3.    S.E.C. Use Only


4.    Citizenship or Place of Organization                  Delaware


Number of Shares      (5)     Sole Voting Power                 572,126

Beneficially          (6)     Shared Voting Power               612,780

Owned by Each         (7)     Sole Dispositi e Power            572,126

Reporting Person      (8)     Shared Dispositive Power          612,780



9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            1,184,906


10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                                 [ ]


11.   Percent of Class Represented by Amount in Row 9             22.8%


12.   Type of Reporting Person                        CO





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                                                    Page 3 of 8 pages



CUSIP NO.    205199102             13G



1.    Name of Reporting Person            General Atlantic Partners II, L.P.
      S.S. or I.R.S. Identifica-
      tion No. of Above Person


2.    Check the Appropriate Box                                          (a) [X]
      if a Member of a Group                                             (b) [ ]


3.    S.E.C. Use Only


4.    Citizenship or Place of Organization                  Delaware


Number of Shares      (5)     Sole Voting Power                       0

Beneficially          (6)     Shared Voting Power                     612,780

Owned by Each         (7)     Sole Dispositive Power                  0

Reporting Person      (8)     Shared Dispositive Power                612,780



9.    Aggregate Amount Beneficially Owned by Each Reporting P rson

            612,780


10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                                 [ ]


11.   Percent of Class Represented by Amount in Row 9             11.8%



12.   Type of Reporting Person                        PN




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                                                    Page 4 of 8 pages



CUSIP NO.    205199102             13G



5.    Name of Reporting Person            GAP-CLC, L.P.
      S.S. or I.R.S. Identifica-
      tion No. of Above Person


2.    Check the Appropriate Box                                          (a) [X]
      if a Member of a Group                                             (b) [ ]


7.    S.E.C. Use Only


8.    Citizenship or Place of Organization                  Delaware


Number of Shares      (5)     Sole Voting Power                       0

Beneficially          (6)     Shared Voting Power                     612,780

Owned by Each         (7)     Sole Dispositive Power                  0

Reporting Person      (8)     Shared Dispositive Power                612,780



9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            612,780


10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                                 [ ]


11.   Percent of Class Represented by Amount in Row 9             11.8%


12.   Type of Reporting Person                        PN





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                                                    Page 5 of 8 pages



CUSIP NO.    205199102             13G



Item 1.      (a)   Name of Issuer
                   --------------
             Computer Learning Centers, Inc.

             (b)   Address of Issuer's Principal Executive Offices
                   -----------------------------------------------
             11350 Random Hills Road
             Suite 240
             Fairfax, VA  22030

Item 2.      (a)   Names of Persons Filing
                   -----------------------
             General Atlantic Corporation ("GAC")
             General Atlantic Partners II, L.P. ("GAP II")
             GAP-CLC, L.P. ("GAPCLC" and, collectively with GAC and GAP II, the "Reporting Persons")

             (b)   Address of Principal Business Office
                   ------------------------------------
             c/o General Atlantic Service Corporation
             3 Pickwick Plaza
             Greenwich, CT 06830

             (c)   Citizenship
                   -----------
             GAC, GAP II and GAPCLC -- Delaware

             (d)   Title of Class of Securities
                   ----------------------------
             Common Stock, par value $.01 per share (the "Shares")

             (e)   CUSIP Number
                   ------------
             205199102

Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d- 2(b).




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CUSIP NO.    205199102             13G


Item 4.            As of December 31, 1996, GAC, GAP II and GAPCLC
             owned of record 572,126 Shares, 602,021 Shares and 10,759 Shares, respectively, or 11.0%, 11.6% and 0.2%, respectively, of the issued and outstanding Shares. The general partner of GAP II is General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"). The managing members of GAP are Steven A. Denning,
             David C. Hodgson, Stephen P. Reynolds, J. Michael Cline, William
             O. Grabe and William E. Ford (collectively, the "GAP Managing Members"). Stephen P. Reynolds, one of the GAP Managing
             Members, is the general partner of GAPCLC. By virtue of the fact that Stephen P. Reynolds is also the general partner authorized and empowered to vote and dispose of the securities held by GAPCLC, GAP II and GAPCLC may be deemed to share voting power and the power to direct the disposition of the Shares which each of them owns of record. The GAP Managing Members are officers, and certain of them are shareholders, of General Atlantic Service Corporation, which advises GAC with respect to the investment in Computer Learning Centers, Inc.
                   GAC, GAP II and GAPCLC have entered into a Voting Agreement made as of May 5, 1995 in which GAP II and GAPCLC agree to cause the Shares owned by them to be voted in such manner as shall be determined by GAC in its sole discretion. By virtue of this Agreement GAC may be deemed to share voting power and the power to direct the disposition of the Shares owned by GAP II and GAPCLC.
                   GAC is a wholly-owned subsidiary of Genant Securities N.V., a
             Netherlands Antilles corporation ("GS"). The address of GS is c/o Holland Intertrust N.V., De Ruyter Kade 58A, Netherlands Antilles. GS is a wholly-owned subsidiary of General Atlantic Investments Limited, a Bermuda corporation ("GAIL"). The address of GAIL is Washington Mall II, Church Street, Hamilton 5, Bermuda. GAIL is a wholly-owned subsidiary of General Atlantic Group Limited, a Bermuda corporation ("GAGL"). The address of GAGL is Washington Mall II, Church Street, Hamilton 5, Bermuda. GAGL is a wholly-owned subsidiary of Exeter Associates Limited, a Bermuda corporation ("EA"). The address of EA is P.O. Box HM 666, Clarendon House, Church Street, Hamilton HM CX, Bermuda. EA is a wholly-owned subsidiary of The Atlantic Foundation, a Bermuda grant-making charitable corporation. The address of The Atlantic Foundation is P.O. Box HM 666, Clarendon House, Church Street, Hamilton HM CX, Bermuda.








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CUSIP NO.    205199102             13G


                   Accordingly, as of December 31, 1996, each of GAP II and
             GAPCLC may be deemed to own beneficially an aggregate of 612,780 Shares or 11.8% of the issued and outstanding Shares, and GAC may be deemed to own beneficially 1,184,906 Shares or 22.8% of the issued and outstanding Shares. Each of GAP II and GAPCLC has the shared power to direct the vote and the shared power to direct the disposition of the 612,780 Shares that may be deemed to be owned beneficially by each of them. GAC has the sole power to direct the vote and the sole power to direct the disposition of the 572,126 Shares that it owns of record, and has the shared power to direct the vote and the shared power to direct the disposition of the 612,780 Shares owned of record by GAP II and GAPCLC.

Item 5.      Ownership of Five Percent or Less of a Class
             --------------------------------------------
             Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person
             ---------------------------------------------------------------
             See Item 4.

Item 7.      Identification and Classification of Subsidiary Which Acquired the
             ------------------------------------------------------------------
             Security Being Reported on By the Parent Holding Company
             --------------------------------------------------------
             Not applicable.

Item 8.      Identification and Classification of Members of the Group
             ---------------------------------------------------------
             See Item 4.

Item 9.      Notice of Dissolution of Group
             ------------------------------
             Not applicable.

Item 10.     Certification
             -------------
             Not applicable.

              [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]








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                                                    Page 8 of 8 pages



CUSIP NO.    205199102             13G

                                   SIGNATURES


            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                          GENERAL ATLANTIC CORPORATION

                              By:    /s/ Julie S. Lefkowitz
                                  -----------------------------------
                                  Julie S. Lefkowitz
                                  Vice President and Secretary


                              GENERAL ATLANTIC PARTNERS II, L.P.

                              By:  GENERAL ATLANTIC PARTNERS, LLC,
                               its General Partner

                                   By:      /s/ Stephen P. Reynolds
                                        -----------------------------
                                        Stephen P. Reynolds,
                                        a Managing Member


                              GAP-CLC, L.P.

                              By:      /s/ Stephen P. Reynolds
                                  -----------------------------------
                                  Stephen P. Reynolds
                                  General Partner